UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number: 000-25383

Infosys Technologies Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore, Karnataka, India 560 100. +91-80-2852-0261
(Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No☒

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not Applicable

On October 26, 2007, Infosys Technologies Limited (the “Company”) announced that the Company is undertaking an internal reorganization of its business units. As part of the reorganization, the Company announced that it will form six vertical Industry Business Units (IBUs) and five Horizontal Business Units (HBUs) that will cut across all vertical units, create a separate business unit to focus on India, consolidate its sales and marketing functions and broaden its senior management team through the formation of an Executive Council. This reorganization will be effective as of November 2007.

This Form 6-K contains the press release issued by Infosys on October 26, 2007 in connection with the above transaction, which is attached as Exhibit 99.1 to this report.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 5, 2007	/s/ S. Gopalakrishnan S. Gopalakrishnan Chief Executive Officer

INDEX TO EXHIBITS

No.	Exhibits
99.1	Press Release